SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FBR & CO.

(Name of Issuer)

FBR & CO. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30247C301

30247C202

30247C103

(CUSIP Number of Class of Securities)

William J. Ginivan
Executive Vice President and General Counsel
1001Nineteenth Street North

Arlington, VA 22209

(703) 312-9500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.

Edwin J. Foster, Jr, Esq.

Wachtell, Lipton, Rosen, & Katz LLP

51 West 52nd Street

New York, New York 10019

Telephone:  (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$16,500,000	$ 1,915.65

*      Calculated solely for the purpose of determining the amount of the filing fee.  Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated assuming that 6,000,000 outstanding shares of Common Stock, par value $0.001, are being purchased at the maximum possible tender offer price of $2.75 per share.

**   The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00011610.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,915.65

Form of Registration No.:  Schedule TO

Filing Party:  FBR & Co.

Date Filed:  August 2, 2011 and August 15, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1

☒   issuer tender offer subject to Rule 13e-4

☐    going-private transaction subject to Rule 13e-3

☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Explanatory Note

                This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange (“SEC”) on August 2, 2011 and amended by Amendment No. 1 filed with the SEC on August 15, 2011, and Amendment No. 2 filed with the SEC on August 16, 2011 (as amended, the “Schedule TO”) by FBR & Co., a Virginia corporation (“FBR” or the “Company”), to purchase up to 6,000,000 shares of its common stock, $0.001 par value per share (the “Shares”) at a price of not less than $2.55 nor more than $2.75 per Share, without interest, in a modified “Dutch auction” tender offer.  FBR’s offer was made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated August 16, 2011 (the “Offer to Purchase”), and in the related Amended Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed by the Company on August 16, 2011, with the Schedule TO as Exhibit (a)(1)(vi) and (a)(1)(vii), respectively, which together, as each may be amended and supplemented from time to time, constitute the “Tender Offer.”

                This Amendment No. 3 relates to the communication disseminated by the Company on August 30, 2011, pursuant to which the Company issued a news release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, on Monday, August 29, 2011.  The information contained in the Schedule TO, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 12.  Exhibits.

                Item 12 Exhibit Index of the Schedule TO is hereby amended to add the following exhibits to the exhibit index:

                Exhibit (a)(5)(iv) press release dated August 30, 2011 announcing preliminary results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.

By:          /s/ William J. Ginivan
Name: William J. Ginivan

Title:    Executive Vice President and General Counsel

Dated:  August 30, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase dated August 2, 2011.
(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.
(a)(1)(vi) †	Amended and Restated Offer to Purchase, dated August 16, 2011.
(a)(1)(vii) †	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(viii) †	Amended Notice of Guaranteed Delivery.
(a)(1)(ix) †	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 16, 2011.
(a)(1)(x) †	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 16, 2011.
(a)(5)(ii)*	Press Release dated August 2, 2011, announcing commencement of the Tender Offer.
(a)(5)(iii)**	Press Release dated August 15, 2011, announcing revised Tender Offer.
(a)(5)(iv) ††	Press Release dated August 30, 2011, announcing the preliminary results of the Tender Offer.
(d)(1)(i)

Form of Amended and Restated Voting Agreement, dated as of May 20, 2009, between Friedman, Billings, Ramsey Group, Inc., FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings LLC and Forest Holdings (ERISA) LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(ii)

2006 Long-Term Incentive Plan (as Amended and Restated Effective June 3, 2010) (incorporated by reference to Exhibit 10(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.)

(d)(1)(iii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(iv)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(v)

Professional Services Agreement, dated as of July 20, 2006, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vi)

Amendment No. 2 to Professional Services Agreement, dated June 14, 2010, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vii)

Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(viii)

2007 Employee Stock Purchase Plan, amended as of April 23, 2007 (incorporated by reference from Amendment No. 1 to the Registrant's Registration Statement on Form S-1/A (Registration No. 333-141987), filed with the Commission on May 10, 2007).

(d)(1)(ix)

Description of the Registrant's 2008 Incentive Compensation Program (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(x)

Retention Incentive Agreement, dated April 30, 2008, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xi)

Form of Amendment to Original 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xii)	Form of August 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xiii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xiv)

Retirement Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xv)

Director Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvi)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xvii)

RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xviii)

Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xix)

FBR Capital Markets Corporation 2010 Partner Leveraged Stock Purchase Program, as amended and restated (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

*     Previously filed as exhibits to the initial Schedule TO filed on August 2, 2011.

**    Previously filed as exhibits to the Schedule TO/A filed on August 15, 2011.

†   Previously filed as an exhibit to the Schedule TO/A filed on August 16, 2011.

††  Filed herewith.